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SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PASEO DE LOS TAMARINDOS 400, TORRE A PISO 23 COL. BOSQUES DE LAS LOMAS
(No. and Street)

MEXICO D.F.	MEXICO	05120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera — (305) 533-1027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name - *if individual, state last, first, middle name*)

201 Alhambra Circle, Ste. 901	Coral Gables	Florida	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

OATH OR AFFIRMATION

I, William A. Herrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

NOTARY PUBLIC-STATE OF FLORIDA
Mary Ermani
Commission # DD900826
Expires: JULY 10, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

(Notary Public)

(Signature)

FINOP
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

TABLE OF CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Sole Member of
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HLB Gravier, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2010

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.gnacpa.com

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash and cash equivalents	$	1,240,903
Financial instruments owned, at fair value - (Notes 2 and 5)		1,535,681
Receivable from clearing brokers - (Note 5)		2,061,737
Receivable from foreign brokers - (Note 5)		154,303
Deposits with clearing brokers- (Note 5)		252,245
Commissions and other fees receivable, net- (Note 5)		897,758
Due from related parties- (Note 7)		3,800,450
Other assets		374,184
TOTAL ASSETS	**$**	**10,317,261**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	772,212
Due to related parties- (Note 3)		992,577
TOTAL LIABILITIES		1,764,789
Commitments- (Note 6)		
MEMBER'S EQUITY		8,552,472
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**10,317,261**

The accompanying notes are an integral part of these financial statements.

BULLTICK, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

REVENUES		
Commissions	$	27,794,714
Trading activity gains, net		11,709,082
Short sale rebates (charges)		(333,920)
Mutual fund revenues		121,846
Other income		114,199
Income from investment in affiliated fund		102,924
Interest income		38,452
Total revenues		39,547,297
EXPENSES		
Management fees - (Note 3)		20,040,177
ADR conversion, sponsor and related fees		7,956,185
Clearing, execution and order related fees		3,329,745
Quotation and trading system fixed costs		2,479,805
Interest expense - (Note 5)		708,425
Other general and administrative expenses		551,638
Professional fees		170,735
Total expenses		35,236,710
NET INCOME	**$**	**4,310,587**

The accompanying notes are an integral part of these financial statements.

BULLTICK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2009

	Member's Equity
Balance, December 31, 2008	$ 14,964,682
Net income	4,310,587
Distributions	(10,722,797)
Balance, December 31, 2009	**$ 8,552,472**

The accompanying notes are an integral part of these financial statements.

BULLTICK, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash flows from operating activities	
Net income	$ 4,310,587
Adjustments to reconcile net income to net cash provided by operating activities:	
Income from investment in affiliated fund	(102,924)
Changes in operating assets and liabilities:	
Increase in financial instruments owned, at fair value	(1,505,407)
Decrease in receivables and deposits from clearing brokers and foreign brokers	3,388,262
Increase in commissions and fees receivable	(469,952)
Decrease in other assets	90,670
Decrease in due to (from) related parties	693,708
Decrease in accounts payable and accrued expenses	(87,413)
Total adjustments	2,006,944
	6,317,531
Cash flows from financing activities	
Capital distributions	(6,700,000)
Net decrease in cash and cash equivalents	(382,469)
Cash and cash equivalents - beginning of year	1,623,372
Cash and cash equivalents - end of year	$ 1,240,903

Supplemental Disclosures of Cash Flow Information:	
Interest Paid	$ 708,425
Supplemental Disclosure of Non-Cash Financing Activities:	
Non-cash distribution from assignment of investment in affiliated fund	$ 4,022,797

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Business and Organization

Bulltick, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member, Bulltick Capital Markets, LP, being a Scottish limited partnership (Parent), which has elected to be treated as a partnership in the United States. The Company's membership in the Financial Industry Regulatory Authority ("FINRA") became effective on September 18, 2000, but it did not commence brokerage operations until January 2001. The Company is also a member of the National Futures Association ("NFA"), effective June 4, 2003. The Company was granted membership on the NASDAQ Stock Market effective March 9, 2006. The broker-dealer acts in an agency capacity for its customers located primarily within Latin America and Europe, assisting customers with conversions of United States listed ADR's (American Depository Receipts) with the corresponding locally traded equities, and charging commissions. The Company also trades ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and also earns placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida, Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina and a representative office in Bogota, Colombia. The Company also had trading operations in an office in New York City until April 2009.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Commissions. All commissions revenue from customer securities transactions are reported on a trade date basis along with the corresponding clearing, execution and order related charges and other transaction costs.

Principal transactions. Financial instruments owned or sold, but not yet purchased, are carried at fair value, with realized and unrealized gains and losses, including riskless principal markups, reflected in trading activity gains, net in the accompanying statement of operations. Level 1 financial instruments owned are valued at fair value using the closing price of the position. The resulting difference between cost and fair value for all securities and other investments is included in operating results.

Interest income is recorded on the accrual basis.

Note 1 – Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy
The Company has adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable input (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 2 for the fair value measurement of the Company's financial instruments and investments.

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-trade derivatives, principally futures, are based on quoted market prices. Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of earnings as trading revenues. The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures by ASC 815 are generally not applicable with respect to these financial instruments.

Note 1 – Summary of Significant Accounting Policies (Continued)

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2009, an allowance for doubtful accounts in the amount of $41,524 was recorded.

Financial Instruments Owned
Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. Net realized and unrealized gains and losses on trading securities are included in trading activity gains in the accompanying statement of operations. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Income Taxes
The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the partners of the Parent Company and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2006 through 2009. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

Commencing for 2009, the Company adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Note 1 – Summary of Significant Accounting Policies (Continued)

Advertising

Advertising costs are expensed as incurred. Advertising amounted to approximately $415,730 for the year ended December 31, 2009, all of which is included as a component of management fees expense in the accompanying statement of operations. See Note 3.

Subsequent Events

In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 26, 2010, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Financial Instruments Owned

The Company's assets and liabilities recorded at fair value have been categorized based the fair value hierarchy and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

Assets at Fair Value Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Allowable financial instruments owned	$ 54,537	$ -	$ -	$ 54,537
Non-allowable fixed income securities	-	1,481,144	-	1,481,144
Total assets at fair value	$ 54,537	$ 1,481,144	$ -	$ 1,535,681

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of the positions that the Company has classified within the Level 3 category.

Note 2 - Financial Instruments Owned (Continued)

As a result, the unrealized gains or losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2009 are as follows:

Level 3 Assets	Beginning Balance	Realized and Unrealized Gains (Losses)	Purchases, Sales, and Settlements	Ending Balance
Investment in affiliated funds	$ 3,919,873	$ 102,924	$ (4,022,797)	$ -

Realized and unrealized losses on the Level 3 investment noted above are included in other income in the statement of operations (See Note 7).

Note 3 – Management Agreements

The Company has management agreements with entities in Miami, Florida, Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina all related by virtue of common ownership. The Company receives management and administrative services, including use of its office facilities in Miami, Mexico, Brazil and Argentina as well as staffing, in consideration of management fees. For the year ended December 31, 2009, the Company incurred $20,040,177 of management fees to these entities, which are comprised of the following:

Salaries and related costs	$ 14,416,043
Travel and entertainment	1,017,462
Occupancy	1,329,879
Information technology and communications	1,707,393
Quotations and related	50,150
Foreign taxes	254,242
Professional services	437,754
Marketing, advertising and promotion	415,730
Other	411,524
	$ 20,040,177

At December 31, 2009, $992,577 of these management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition. See additional related party transaction disclosures in Note 7.

Note 4 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company's "Net Capital" was $1,868,790, which exceeded requirements by $1,751,137 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.94 to 1.

Note 5 – Risk Concentrations

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company maintains clearing and depository accounts for its securities transactions with Peregrine Financial Group whose principal office is in New York, Rosenthal Collins Group, Newedge USA and R.J. O'Brien, whose respective principal offices are located in Chicago, Illinois. At December 31, 2009, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers, including $1,969,799 due from Pershing LLC, as of December 31, 2009. Deposits at clearing brokers are also held by these brokers.

The Company also has clearing and depository agreements with foreign institutions – Itau Bank whose principal office is located in Sao Paulo, Brazil and Monex Casa de Bolsa, whose principal office is located in Mexico City, Mexico. Receivables from these institutions at December 31, 2009 total $154,303 as indicated in the accompanying statement of financial condition.

Commissions and fees receivables are unsecured and include $676,319 which is considered non-allowable for net capital purposes. Interest expense related to debit balance with brokers totaled $708,425 for the year ended December 31, 2009.

Financial Instruments Owned

The Company's financial instruments holdings are subject to credit risks inherent in the issuing countries. The financial instruments, at market, at December 31, 2009, consisted of issues from the following countries:

Country	Fixed Income Securities	Equities and Other Securities	Total Securities
Brazil	$ 1,481,144	$ -	$ 1,481,144
Colombia	54,475		54,475
Argentina	-	62	62
	$ 1,535,619	$ 62	$ 1,535,681

Note 5 – Risk Concentrations (Continued)

The financial instruments owned, at market, at December 31, 2009 were held in custody in the following countries:

Country		Fixed Income Securities		Equities and Other Securities		Total Securities
Brazil	$	1,481,144	$	-	$	1,481,144
United States		54,475		62		54,537
	$	1,535,619	$	62	$	1,535,681

Financial Instruments Sold, But Not Yet Purchased
The Company did not hold any securities sold, but not yet purchased at December 31, 2009. But as part of normal course of business the company may have short-sale liabilities, these are always collateralized by a portion of the receivable from the clearing brokers.

Futures Trading Risks
The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures position at December 31, 2009.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

Note 5 – Risk Concentrations (continued)

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

Note 6 – Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office facilities in New York expiring in 2012. This office was subleased by the Company on April 15, 2009 for $12,075 a month. The approximate future minimum rentals under this lease for the years subsequent to December 31, 2009 are as follows:

2010	$	240,000
2011		251,000
2012		42,000
Total	$	533,000

The Company also has a letter of credit of $222,000 in lieu of a security deposit on this lease. Additionally, it holds a security deposit and reflects the corresponding liability for the subtenant of the New York office. Total amount of future minimum rentals to be received under the noncancelable sublease is $386,368.

Rent expense, which includes payments for affiliated offices, is included as a component of management fees (Note 3) in the accompanying statement of operations. Total rent expense amounted to approximately $712,000 for the year ended December 31, 2009.

Note 7 – Related Party Transactions

Investment in Affiliated Fund

As of December 31, 2008, the Company had an investment with a carrying value of $3,919,873 in the Quantek Frontier Fund, LP ("QFFLP"), a fund managed by Quantek Asset Management, LLC, an entity which was affiliated with the Company until January 1, 2009. QFFLP is a United States domiciled limited partnership feeder fund of Quantek Frontier Master Fund SPC, Ltd. - Quantek Frontier Segregated Portfolio A ("Master Fund"), domiciled in the British Virgin Islands.

Note 7 – Related Party Transactions (continued)

The Company owned participating, non-voting interests in QFFLP, which accounts for all of their assets and liabilities at fair value, and the Company's potential loss is limited to the investment's carrying value. During the year ended December 31, 2009, the Company distributed its investment in QFFLP, with a total value of $4,022,797 via an assignment to its Parent. During 2009, the investment gained $102,924, which is included in the "Income from investments in affiliated fund" in the accompanying statement of operations.

Due from Related Parties
As of December 31, 2009, $3,800,450 of advances to and reimbursements from various affiliates related to the Company by virtue of common ownership, were due to the Company. These receivables are not secured and due on demand.

Revenues
During 2009, the Company generated approximately $5 million of revenues from an entity affiliated with the Company by common ownership.

During 2009, the Company generated approximately $1.7 million of commission revenues from QFFLP. Approximately, $54,000 of these revenues are included in commissions receivable at year end.

Note 8 – Contingencies

The Company is involved in judicial and regulatory proceedings concerning matters arising in connection with its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, the Company cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may be incurred.

SUPPLEMENTARY INFORMATION

BULLTICK, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
December 31, 2009

CREDITS		
Member's Equity	$	8,552,472
DEBITS		
Securities owned, non allowable		1,481,144
Receivable from foreign brokers		154,303
Cash and deposits held by futures brokers, non-allowable		25,907
Commissions and other fees receivable, non-allowable		676,319
Due from related parties		3,800,450
Other assets		374,184
		6,512,307
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		**2,040,165**
Haircuts on securities positions		171,375
NET CAPITAL		**1,868,790**
MINIMUM NET CAPITAL REQUIREMENT - Greater of $100,000 or 6 2/3% of Aggregate Indebtedness of $1,764,789		117,653
EXCESS NET CAPITAL	**$**	**1,751,137**
Ratio of Aggregate Indebtedness to Net Capital		0.94 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued liabilities	$	772,212
Due to related parties		992,577
Total Aggregate Indebtedness	**$**	**1,764,789**

There are no material differences between the audited amounts presented above and the net capital as reported by the Company in its Form X-17A-5, Part IIA filing.

BULLTICK, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
December 31, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computations of reserve requirements and the information relating to the possession or control requirements.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 and CFTC Regulation 1.16

To the Sole Member of
Bulltick, LLC
Miami, Florida

In planning and performing our audit of the financial statements of Bulltick, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company that we consider relevant to the objectives stated in Regulation 1.16, in making the periodic computation of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2010

BULLTICK, LLC

REPORT PURSUANT TO RULE 17a-5 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934
AND REGULATION 1.16 UNDER THE
COMMODITY AND EXCHANGE ACT

DECEMBER 31, 2009

BULLTICK, LLC

AGREED-UPON
PROCEDURES REPORT

DECEMBER 31, 2009

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Sole Member of
Bulltick, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Bulltick, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bulltick, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bulltick, LLC's management is responsible for the Bulltick, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 01, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with trial balances and SIPC calculation schedule prepared by management noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related SIPC calculation schedule prepared by management supporting the adjustments noting no differences.

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.gnacpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

Certified Public Accountants

Coral Gables, Florida
February 26, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BULLTICK LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 56,082

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (15,850)

7/30/09
Date Paid

40,232

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for______days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 40,232

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BULLTICK LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 26th day of FEB, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 29,188,990
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	8,783
(4) Interest and dividend expense deducted in determining item 2a.	223,952
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	232,735
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-97,946
(2) Revenues from commodity transactions.	-629,025
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-6,228,820
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 32,864	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-32,864
Total deductions	6,988,656
2d. SIPC Net Operating Revenues	$ 22,433,070
2e. General Assessment @ .0025	$ 56,082

(to page 1 but not less than $150 minimum)

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

A LIMITED LIABILITY PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

201 Alhambra Circle
Suite 901
Coral Gables, FL 33134
Tel: 305.446.3022

www.gnacpa.com